Brown & Brown INSURANCE®

News Release

April 18, 2011

Cory T. Walker
Chief Financial Officer
(386) 239-7250

BROWN & BROWN, INC.
ANNOUNCES
4.9% INCREASE IN FIRST-QUARTER NET INCOME

(*Daytona Beach and Tampa, Florida*) . . . Brown & Brown, Inc. (NYSE:BRO) today announced its financial results for the first quarter of 2011.

Net income for the first quarter of 2011 was $46,293,000, or $0.32 per share, compared with $44,128,000, or $0.31 per share for the same quarter of 2010, an increase of 4.9%. Total revenue for the first quarter ended March 31, 2011 was $262,228,000, compared with 2010 first-quarter revenue of $252,273,000, an increase of 3.9%.

J. Powell Brown, President and Chief Executive Officer of Brown & Brown, Inc., noted, “We are pleased with the continued incremental improvement in our operating results. Many of our middle-market clients continue to experience pressure on their businesses, with the consequence that their revenues and payrolls are flat to slightly down. Yet our team continues to deliver for our clients, as evidenced by our Wholesale Brokerage Division’s positive first-quarter performance.”

Brown & Brown, Inc., through its subsidiaries, offers a broad range of insurance and reinsurance products and services. Additionally, certain Brown & Brown subsidiaries offer a variety of risk management, third party administration, and other services. Serving business, public entity, individual, trade and professional association clients nationwide, the Company is ranked by *Business Insurance* magazine as the United States’ seventh largest independent insurance intermediary. The Company’s Web address is www.bbinsurance.com.

This press release may contain certain statements relating to future results which are forward-looking statements, including those relating to future financial results and to acquisition opportunities. These statements are not historical facts, but instead represent only the Company’s current belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that the Company’s actual results, financial condition and achievements may differ, possibly materially, from the anticipated results, financial condition and achievements contemplated by these forward-looking statements. Further information concerning the Company and its business, including factors that potentially could materially affect the Company’s financial results and

condition, as well as its other achievements, are contained in the Company's filings with the Securities and Exchange Commission. Some factors include: general economic conditions around the country; downward commercial property and casualty premium pressures; the effects of legislative and regulatory changes in Florida pertaining to the insurance industry, including those relating to coastal property coverages; the competitive environment; the integration of the Company's operations with those of businesses or assets the Company has acquired or may acquire in the future and the failure to realize the expected benefits of such integration; and the potential occurrence of a disaster that affects certain areas of the States of California, Florida, Indiana, Michigan, New Jersey, New York, Pennsylvania, Texas and/or Washington, where significant portions of the Company's business are concentrated. All forward-looking statements made herein are made only as of the date of this release, and the Company does not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or of which the Company hereafter becomes aware.

# # #

Brown & Brown, Inc.
CONSOLIDATED STATEMENTS OF INCOME
For the Three Months Ended March 31, 2011 and 2010
(in thousands, except per share data)
(unaudited)

	2011	2010
REVENUES		
Commissions and fees	$261,452	$250,674
Investment income	224	331
Other income, net	552	1,268
Total revenues	262,228	252,273
EXPENSES		
Employee compensation and benefits	126,557	122,183
Non-cash stock-based compensation	2,773	1,955
Other operating expenses	36,076	36,333
Amortization	13,509	12,553
Depreciation	3,135	3,253
Interest	3,607	3,608
Change in estimated acquisition earn-out payables	(99)	(696)
Total expenses	185,558	179,189
Income before income taxes	76,670	73,084
Income taxes	30,377	28,956
Net income	$ 46,293	$ 44,128
Net income per share:		
Basic	$0.32	$0.31
Diluted	$0.32	$0.31
Weighted average number of shares outstanding:		
Basic	138,351	137,623
Diluted	140,648	137,791
Dividends declared per share	$0.0800	$0.0775

Brown & Brown, Inc.
INTERNAL GROWTH SCHEDULE
Core Commissions and Fees[(1)]
Three Months Ended March 31, 2011
(in thousands)
(unaudited)

	Quarter Ended 03/31/11	Quarter Ended 03/31/10	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth $	Internal Net Growth %
Florida Retail	$ 38,626	$ 37,778	$ 848	2.2%	$ 1,779	$ (931)	(2.5)%
National Retail	82,223	77,324	4,899	6.3%	7,422	(2,523)	(3.3)%
Western Retail	24,658	21,958	2,700	12.3%	3,360	(660)	(3.0)%
Total Retail	145,507	137,060	8,447	6.2%	12,561	(4,114)	(3.0)%
Professional Programs	9,523	9,826	(303)	(3.1)%	-	(303)	(3.1)%
Special Programs	27,663	28,542	(879)	(3.1)%	-	(879)	(3.1)%
Total National Programs	37,186	38,368	(1,182)	(3.1)%	-	(1,182)	(3.1)%
Wholesale Brokerage	34,056	33,723	333	1.0%	-	333	1.0%
Services	15,823	8,996	6,827	75.9%	6,856	(29)	(0.3)%
Total Core Commissions and Fees [(1)]	$232,572	$218,147	$14,425	6.6%	$19,417	$(4,992)	(2.3)%

Reconciliation of Internal Growth Schedule
to Total Commissions and Fees
Included in the Consolidated Statements of Income
For the Three Months Ended March 31, 2011 and 2010
(in thousands)
(unaudited)

	Quarter Ended 03/31/11	Quarter Ended 03/31/10
Total core commissions and fees[(1)]	$232,572	$218,147
Contingent commissions	28,880	32,236
Divested business	-	291
Total commission & fees	$261,452	$250,674

(1) Total core commissions and fees are our total commissions and fees less (i) profit-sharing contingent commissions (revenue derived from special revenue-sharing commissions from insurance companies based upon the volume and the growth and/or profitability of the business placed with such companies during the prior year), and (ii) divested business (commissions and fees generated from offices, books of business or niches sold by the Company or terminated).

Brown & Brown, Inc.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)
(unaudited)

	March 31, 2011	December 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 265,682	$ 272,984
Restricted cash and investments	115,635	123,594
Short-term investments	7,481	7,678
Premiums, commissions and fees receivable	232,688	214,446
Deferred income taxes	8,235	20,076
Other current assets	25,242	14,031
Total current assets	654,963	652,809
Fixed assets, net	59,574	59,713
Goodwill	1,225,357	1,194,827
Amortizable intangible assets, net	485,530	481,900
Other assets	18,572	11,565
Total assets	$2,443,996	$2,400,814
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Premiums payable to insurance companies	$ 330,745	$ 311,346
Premium deposits and credits due customers	31,555	28,509
Accounts payable	31,627	33,693
Accrued expenses and other liabilities	64,709	94,947
Current portion of long-term debt	1,212	1,662
Total current liabilities	459,848	470,157
Long-term debt	250,067	250,067
Deferred income taxes, net	153,160	146,482
Other liabilities	36,509	27,764
Shareholders' equity:		
Common stock, par value $0.10 per share; authorized 280,000 shares; issued and outstanding 142,548 at 2011 and 142,795 at 2010	14,255	14,279
Additional paid-in capital	290,197	286,997
Retained earnings	1,239,954	1,205,061
Accumulated other comprehensive income	6	7
Total shareholders' equity	1,544,412	1,506,344
Total liabilities and shareholders' equity	$2,443,996	$2,400,814